UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For May 17, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 17, 2006  -  AGM Statement







  17 May 2006


                          BUNZL ANNUAL GENERAL MEETING

In a statement at today's AGM, Michael Roney, Chief Executive of Bunzl plc, said that in spite of the upward movement of US dollar interest rates, the current level of trading is satisfactory, supported by upward pressure from commodity prices leading to slightly stronger pricing. Overall organic growth is in line with expectations with the percentage increase in North America slightly higher than in 2005. He added that the integration of Bunzl's recent acquisitions, particularly those in North America which came in with lower than the Group's average margins, is ongoing. With respect to currency movements, he further indicated that while the year to date average value of the dollar is stronger than in 2005, the recent weakness, if continued until the end of the first half, will offset some of the positive translation impact from the first quarter.

He also stated that Bunzl's strong market leadership and growth potential both organically and through acquisitions continues to give the Board confidence that the prospects of the Group are good and that the business will continue to develop satisfactorily.

Enquiries:

Bunzl plc                                       Finsbury
Michael Roney, Chief Executive                  Roland Rudd
Brian May, Finance Director                     Morgan Bone
Tel: 020 7495 4950                              Tel: 020 7251 3801


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 17, 2006                By:__/s/ Michael Roney__

                                   Title:   Chief Executive Officer